BRETT D. WHITE +1 650 843 5191 whitebd@cooley.com	VIA EDGAR

April 24, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Paul Fischer
Joseph McCann

Re:	Intersect ENT, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 9, 2020
File No. 001-7900

Ladies and Gentlemen:

On behalf of Intersect ENT, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission, by letter dated April 23, 2020, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 9, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated the comments into this response letter in italics. Transmitted for filing today is a copy of a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) reflecting the responses to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A filed on April 9, 2020

Amendment to Certificate of Incorporation to provide a Federal Forum Selection Provision, page 25

1.

We note that your proposed forum selection provision in Article IX identifies the federal courts of the United States as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please disclose that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that you describe the effect of the federal forum selection provision from the company’s perspective. Please revise your disclosure to also describe the effect of the amendment on shareholders. For example, the effects may include, but are not limited to, these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

COOLEY LLP   3175 HANOVER STREET   PALO ALTO, CA   94304-1130

T: (650) 843-5000   F: (650) 849-7400   COOLEY.COM

April 10, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has provided the disclosure requested in the Revised Preliminary Proxy Statement.

2.

We note that your forum selection provision in Article VII identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the disclosure requested in the Revised Preliminary Proxy Statement.

*****

Please contact me at (650) 843-5191 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Brett D. White
Brett D. White

cc:	Richard A. Meier, Intersect ENT, Inc.

David Lehman, Intersect ENT, Inc.

COOLEY LLP   3175 HANOVER STREET   PALO ALTO, CA   94304-1130

T: (650) 843-5000   F: (650) 849-7400   COOLEY.COM